UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                       Mediware Information Systems, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
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                           (Title of Class Securities)

                                    584946107
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                                 (CUSIP Number)


                                J. Carlo Cannell
                              Cannell Capital LLC
              P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001
                                 (307) 733-2284
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 7, 2008
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 584946107
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   1.    Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J. Carlo Cannell
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   2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
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   3.    SEC Use Only
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   4.    Source of Funds (See Instructions) WC/OO
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   5.    Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)
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   6.    Citizenship or Place of Organization     USA
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Number of Shares Beneficially Owned by Each Reporting Person With

   7.    Sole Voting Power 1,051,400*

   8.    Shared Voting Power 0

   9.    Sole Dispositive Power 1,051,400*

   10.   Shared Dispositive Power 0
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   11.   Aggregate Amount Beneficially Owned by Each Reporting Person 1,051,400*
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   12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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   13.   Percent of Class Represented by Amount in Row (11)               12.9%*
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   14.   Type of Reporting Person (See Instructions)
         IN


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* Based on information set forth on the Form 10-Q of Mediware  Information
Systems, Inc. (the "Company") as filed with the Securities and Exchange Commission on February 5, 2008, there were 8,156,000 shares of common stock, par value $0.10 per share (the "Shares"), of the Company issued and outstanding as of February 1, 2008. As of February 7, 2008 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada"), Tristan Partners, L.P. ("Tristan") and Tonga Partners, L.P. ("Tonga," and collectively with Anegada and Tristan, the "Funds") held in the aggregate 1,051,400 Shares. Cannell Capital LLC acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tristan and Tonga. Mr. J. Carlo
Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 1,051,400 Shares, or approximately 12.9% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share (the "Shares"), of Mediware Information Systems, Inc. (the "Company"), a New York corporation. The address of the principal executive offices of the Company is 11711 West
79th Street, Lenexa, Kansas 66214.

Item 2.  Identity and Background

The person filing this report is J. Carlo Cannell, whose business address is Cannell Capital LLC, P.O. Box 3459, 240 E. Deloney Ave., Jackson, WY 83001.
Mr. Cannell is the sole managing member of Cannell Capital LLC
(the "Adviser"). The Adviser acts as the investment adviser to Anegada Master Fund Limited, a Cayman Islands limited company ("Anegada"), and is the general partner of and investment adviser to Tristan Partners, L.P., a Delaware limited partnership ("Tristan"), and Tonga Partners, L.P., a
Delaware limited partnership ("Tonga" and, collectively with Anegada and Tristan, the "Funds"). Mr. Cannell is the sole managing member of the Adviser.

Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

All of the funds used in making the purchase of Shares described in Item 5 of this Schedule 13D came from the working capital of the Funds. The Funds have invested an aggregate amount of approximately $7,203,572 in the Shares.

Item 4.  Purpose of Transaction

Mr. Cannell, on behalf of the Funds, identified the Company as an entity satisfying each Fund's investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

By letter dated February 7, 2008, Mr. Cannell requested that the Company interview an agent to solicit such a transaction which could result in an auction or merger of the Company, to produce the highest economic benefit to shareholders of the Company.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q for the quarter ending December 31, 2007 as filed with the Securities and Exchange Commission on February 5, 2008, there were 8,156,000 Shares issued and outstanding as of February 1, 2008. As of February 7, 2008 (the "Reporting Date"), the Funds owned 1,051,400 Shares. The Adviser acts as the investment adviser to Anegada, and is the general partner of and investment adviser to Tristan and Tonga.
Mr. J. Carlo Cannell is the sole managing member of the Adviser.

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 1,051,400 Shares, or approximately 12.9% of the Shares deemed issued and outstanding as of the Reporting Date.

(b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).

                            (Purchases)
Date             Security                 Quantity                     Price
1/16/2008        Shares                   935,000                      $7.03
2/05/2008        Shares                   94,000                       $5.38
2/07/2008        Shares                   22,400                       $5.57

                             (Sales)
                              None.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Letter to Lawrence Auriana, Chairman of the Board of Mediware Information Systems, Inc. dated February 7, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008
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Date

/s/ J. Carlo Cannell
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Signature

J. Carlo Cannell in his capacity as the Managing Member of Cannell Capital LLC, investment adviser to Anegada Master Fund Limited, and general partner of, and investment adviser to,Tristan Partners, L.P. and Tonga Partners, L.P.
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Name/Title

EXHIBIT 1
                               Cannell Capital LLC
                                   PO Box 3459
                             240 East Deloney Avenue
                                Jackson, WY 83001
                                  _____________
                      Tel (307) 733-2284 Fax (443) 606-0067
                               info@cannellcap.com

February 7, 2008



Mr. Lawrence Auriana
Chairman of the Board
Mediware Information Systems Inc.
11711 West 79th Street
Lenexa, KS 66214

Dear Mr. Auriana,

On behalf of its owners and sundry funds and investment partnerships which it manages, Cannell Capital LLC is amending its reporting with the SEC to reflect a more active stance with respect to Mediware Information Systems ("MEDW").

As illustrated below, MEDW is "cheap" on both an absolute and relative basis.

Table One: Current Valuation Disparity. Sell or be acquired. ($ Millions)

Company                                             Market       LTM      LTM      LTM      EV/LTM      EV/LTM
Symbol        Company Name                           Value     Sales      GM%      PSR       Sales      Ebitda
------------- ----------------------------------- --------- --------- -------- -------- ----------- -----------
------------- ----------------------------------- --------- --------- -------- -------- ----------- -----------

CERN          Cerner Corp.                          $3,896    $1,483       37      2.6         2.5        17.3
ECLP          Eclipsys Corp.                         1,360       469       38      2.9         2.6        18.8
GLOB          Global Med Technologies Inc.              31        15       69      2.0         2.1        16.1
MEDW          Mediware Information Systems Inc.         56        41       60      1.3         0.7         3.2

We encourage MEDW to interview an agent to solicit such a transaction which could result in an auction or merger, to produce the highest economic benefit to shareholders.

Sincerely,

/s/ J. Carlo Cannell

J. Carlo Cannell
Managing Member
Cannell Capital LLC